Exhibit 40

This announcement is not an offer to sell or the solicitation of an offer to buy any securities and neither this announcement nor anything herein forms the basis for any contract or commitment whatsoever. Neither this announcement nor any copy hereof may be taken into or distributed in the United States or to any U.S. persons. Securities may not be offered or sold in the United States absent registration or an exemption from registration, and the securities described herein will be sold in accordance with all applicable laws and regulations.

FIRST PACIFIC COMPANY LIMITED

(incorporated with limited liability under the laws of Bermuda)

Website: http://www.firstpacco.com

(Stock Code: 0142)

COMPLETION OF A DISCLOSEABLE TRANSACTION RELATING TO

THE GUARANTEE OF THE ISSUE BY

FIRST PACIFIC FINANCE LIMITED

(incorporated with limited liability under the laws of the Cayman Islands)

OF US$199,000,000

ZERO COUPON GUARANTEED EXCHANGEABLE NOTES DUE 2010

EXCHANGEABLE INTO COMMON STOCK OF PAR VALUE PHP5.00 EACH OF

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(incorporated with limited liability under the laws of the Republic of the Philippines)

First Pacific announces the completion on 18 January 2005 of an issue of US$199 million in principal amount of Zero Coupon Guaranteed Exchangeable Notes due 2010 by First Pacific Finance, a wholly owned subsidiary of First Pacific.

Reference is made to the announcement of First Pacific Company Limited (“First Pacific”) dated 12 January 2005. The board of directors of First Pacific are pleased to announce the completion on 18 January 2005 of the issue of US$199 million in aggregate principal amount of Zero Coupon Guaranteed Exchangeable Notes due 2010 (the “Notes”) by First Pacific Finance Limited (“First Pacific Finance”), a wholly owned subsidiary of First Pacific.

The Notes, which are constituted by a Trust Deed dated 18 January 2005, are zero coupon Notes exchangeable into shares of common stock of Php5.00 each of Philippine Long Distance Telephone Company and mature on 18 January 2010 at 131.97 percent. of their principal amount. Under the terms of the Notes, First Pacific has unconditionally and irrevocably guaranteed payment by First Pacific Finance of amounts due in respect of the Notes.

First Pacific Finance intends to lend the net proceeds from the sale of the Notes to First Pacific and First Pacific intends to use the net proceeds for general corporate purposes including acquisitions in line with First Pacific’s principal strategic objectives, repayment of debt and working capital.

UBS AG was the manager of the issue of the Notes. The Notes have been offered and sold to persons whose ordinary business involves buying, selling or investing in securities outside the United States in reliance upon Regulation S of the U.S. Securities Act. None of the Notes have been offered to the public in Hong Kong nor have they been placed to any connected persons (as such expression is defined in the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited) of First Pacific Finance or First Pacific.

By Order of the Board
First Pacific Company Limited
Manuel V. Pangilinan
Managing Director and Chief Executive Officer

Hong Kong, 18 January 2005

Stabilisation/FSA

As at the date of this announcement, the Chairman of First Pacific is Mr. Anthoni Salim; the Managing Director and CEO of First Pacific is Mr. Manuel V. Pangilinan; the executive directors of First Pacific are Mr. Edward A. Tortorici and Mr. Robert C. Nicholson; the non-executive directors of First Pacific are Mr. Sutanto Djuhar, Mr. Ibrahim Risjad, Mr. Tedy Djuhar, His Excellency Albert F. del Rosario and Mr. Benny S. Santoso; the independent non-executive directors of First Pacific are Mr. Graham L. Pickles, Professor Edward K.Y. Chen (GBS, CBE, JP) and Mr. David W.C. Tang (OBE, Chevallier de L’Ordre des Arts et des Lettres).

“Please also refer to the published version of this announcement in South China Morning Post.”